Exhibit 4.9

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following is a summary of all material characteristics of the capital stock of Cuentas Inc., a Florida corporation (“Cuentas,” the “Company,” “we,” “us,” or “our”), as set forth in our Amended and Restated Articles of Incorporation, as amended (our “Articles of Incorporation”) and our Amended and Restated By-laws, (our “Bylaws”), and as registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The summary does not purport to be complete and is qualified in its entirety by reference to our Articles of Incorporation and our Bylaws, each of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part and to the provisions of the Florida Business Corporation Act (the “FBCA”). Refer to complete copies of our Articles of Incorporation and our Bylaws, and the applicable provisions of the FBCA for additional information.

General

The total number of shares of capital stock we are authorized to issue is 61,076,923 shares, of which (a) 11,076,923 are Common Stock and (b) 50,000,000 are preferred stock.

Common Stock

As of March, 29, 2024, there were outstanding 2,730,058 shares of Common Stock. Subject to preferential rights with respect to any outstanding preferred stock, all outstanding shares of Common Stock are of the same class and have equal rights and attributes. Under the terms of Articles of Incorporation, holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, including the election of directors, and do not have cumulative voting rights. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends of such times and in such amounts as our board of directors from time to time may determine. Our Common Stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of our company, the assets legally available for distribution to shareholders are distributable ratably among the holders of our Common Stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors. The rights, preferences and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our Articles of Incorporation empower our board of directors, without action by our shareholders, to issue up to 50,00,000 shares of preferred stock from time to time in one or more series. As of March 29, 2024, there were no shares of preferred stock designated, issued or outstanding. Our board may fix the rights, preferences, privileges, and restrictions of our authorized but undesignated preferred shares, including:

●	the title and stated value;

●	the number of shares in the series;

●	the liquidation preference per share;

●	the purchase price;

●	the dividend rate, period and payment date and method of calculation for dividends;

●	whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

●	the provisions for a sinking fund, if any, and any purchase rights;

●	whether the preferred stock will be convertible into our common stock, and, if applicable, the conversion price, or how it will be calculated, and the conversion period;

●	voting rights, if any, of the preferred stock;

●	the relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

●	any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

●	any other specific terms, preferences, rights or limitations of, or restrictions on, the preferred stock.

The Florida corporate statutes provide that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights provided for in the applicable certificate of designation.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Common Stock. Preferred stock could be issued quickly with terms designed to delay or prevent a change in control of our Company or make removal of management more difficult. Additionally, the issuance of preferred stock could have the effect of decreasing the market price of our Common Stock.

Florida Anti-Takeover Law and Provisions of our Amended and Restated Articles of Incorporation and Bylaws

Florida Anti-Takeover Law

As a Florida corporation, we are subject to certain anti-takeover provisions that apply to public corporations under Florida law. Pursuant to Section 607.0901 of the Florida Business Corporation Act, or the FBCA, a publicly held Florida corporation may not engage in a broad range of business combinations or other extraordinary corporate transactions with an interested shareholder without the approval of the holders of two-thirds of the voting shares of the corporation (excluding shares held by the interested shareholder), unless:

●	The transaction is approved by a majority of disinterested directors before the shareholder becomes an interested shareholder;

●	The interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years preceding the announcement date of any such business combination;

●	The interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; or

●	The consideration paid to the holders of the corporation’s voting stock is at least equal to certain fair price criteria.

An interested shareholder is defined as a person who, together with affiliates and associates, beneficially owns more than 10% of a corporation’s outstanding voting shares. We have not made an election in our Amended and Restated Articles to opt out of Section 607.0901.

In addition, we are subject to Section 607.0902 of the FBCA which prohibits the voting of shares in a publicly held Florida corporation that are acquired in a control share acquisition unless (i) the Board of Directors approved such acquisition prior to its consummation or (ii) after such acquisition, in lieu of prior approval by the Board of Directors, the holders of a majority of the corporation’s voting shares, exclusive of shares owned by officers of the corporation, employee directors or the acquiring party, approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to 20% or more of the total voting power in an election of directors.

Articles of Incorporation and Bylaws

Our Articles of Incorporation and Bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our company. These provisions are as follows:

●	they provide that special meetings of shareholders may be called by the Board, on the call of its Board or the person or persons authorized to do so by the Amended and Restated Bylaws, or at the request in writing by shareholders of record owning at least 25% of the issued and outstanding voting shares of Common Stock; and

●	they do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority shareholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority shareholders to effect changes in the Board.

Limitations of Liability for Officers and Directors

Pursuant to the Florida Statutes, our Articles of Incorporation exclude personal liability for our Directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director’s liability under federal or applicable state securities laws. We have agreed to indemnify our directors against expenses, judgments, and amounts paid in settlement in connection with any claim against a director if he acted in good faith and in a manner he believed to be in our best interests.

Indemnification of Directors and Officers

Our Articles of Incorporation and Bylaws both provide for the indemnification of our officers and directors to the fullest extent permitted by the FBCA. The FBCA provides that a corporation may indemnify a director or officer against liability if the director or officer acted in good faith, the director or officer acted in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and in the case of any criminal proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful. A corporation may not indemnify a director or an officer except for expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, where such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation.

The FBCA provides that a corporation must indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the individual was a party because he or she is or was a director or officer of the corporation against expenses incurred by the individual in connection with the proceeding.

A corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse expenses incurred in connection with the proceeding by a director or an officer if the director or officer delivers to the corporation a signed written undertaking of the director or officer to repay any funds advanced if such director or officer is not entitled to indemnification.

These indemnification provisions may be sufficiently broad to permit indemnification of our officers, directors and other corporate agents for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

We have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors or officers, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other business against any liability asserted against the person or incurred by the person in any of these capacities, or arising out of the person’s fulfilling one of these capacities, and related expenses, whether or not we would have the power to indemnify the person against the claim under the provisions of the FBCA.

We are a party to indemnification agreements with each of our directors. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as our directors.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Trading Market Listing

Our Common Stock is quoted and traded on the Pink tier of the OTC Markets Group under the symbol “CUEN”. Certain of our warrants are quoted and traded on the Pink tier of the OTC Markets Group under the symbol “CUENW.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common stock and publicly-traded warrants is Olde Monmouth Stock Transfer Co., Inc. The transfer agent and registrar’s address is 200 Memorial Pkwy, Atlantic Highlands, NJ 07716.

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